
April 7, 2022

Karen J. Dearing
Executive Vice President and Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034

> **Re: Sun Communities, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 8-K**
> **Filed February 22, 2022**
> **File No. 001-12616**

Dear Ms. Dearing:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed on February 22, 2022

Exhibit 99.1
2022 Guidance, page viii

1. We note when providing Core FFO per share guidance in the current year, you have excluded reconciliation to forecasted earnings per share. Please clarify and/or revise future filings accordingly. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the

Karen J. Dearing
Sun Communities, Inc.
April 7, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction